SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          Catalyst Semiconductor, Inc.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   148881-10-5
                                   -----------
                                 (CUSIP Number)


                              Attn: Paul B. Goucher
                       J. & W. Seligman & Co. Incorporated
                                 100 Park Avenue
                               New York, NY 10017
                                 (212) 850-1864
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 7, 2007
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 148881-10-5              13D/A
---------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     J. & W. Seligman & Co. Incorporated
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,671,966
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,671,966
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,671,966
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 148881-10-5              13D/A
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Seligman Spectrum Focus (Master) Fund
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY         1,557,066
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,557,066
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,557,066
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

---------------------
CUSIP No. 148881-10-5              13D/A
---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     William C. Morris
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        1,671,966
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,671,966
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,671,966
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

The name of the issuer is Catalyst Semiconductor, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 2975 Stender Way, Santa Clara, CA 94054. This Amendment No. 1 to the Statement on
Schedule 13D relating to the Issuer's common stock, no par value (the "Common Stock"), is being filed jointly by J. & W. Seligman & Co. Incorporated, a Delaware corporation ("JWS"), Seligman Spectrum Focus (Master) Fund, a Cayman Islands corporation ("SSF"), and William C. Morris, controlling shareholder of JWS ("Morris" and, together with JWS and SSF, the "Reporting Persons"), and supplements and amends the Statement on Schedule 13D originally filed with the Commission on June 25, 2007.

Item 3.  Source and Amount of Funds or Other Consideration.

In acquiring the Common Stock reported herein, SSF expended approximately $6.1 million (including commissions) of its working capital and another client for whom JWS acts as an investment adviser expended approximately $0.5 (including commissions) of its working capital.

Item 5.  Interest in Securities of the Issuer.

(a), (b) Based on the Issuer's Annual Report on Form 10-K filed with the Commission on July 13, 2007, there were 16,350,912 Common Stock issued and outstanding as of June 30, 2007. As to each Reporting Person, Items (7)-(11) and
(13) of their respective cover page are incorporated herein by reference.

JWS and Morris do not directly own any shares of the Issuer. The shares of the Issuer reported herein are directly owned by SSF and one other client of JWS; SSF and such other client have each engaged JWS as their investment adviser with discretionary authority to acquire, dispose and vote the shares of the Issuer. JWS, as investment adviser to SSF and such other client, and Morris, as JWS's controlling shareholder, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock reported herein.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by the Reporting Persons in the Common Stock within the last 60 days, which were all brokered transactions, are set forth below:

                                           Number of Shares
Reporting Person         Date              Purchased / (Sold)   Price per Share
--------------------------------------------------------------------------------
SSF                      07/13/2007        125                  4.60
SSF                      07/16/2007        1,600                4.60
SSF                      07/20/2007        100                  4.80
SSF                      07/24/2007        9,775                4.81
SSF                      07/25/2007        11,600               4.81
SSF                      07/26/2007        4,000                4.60
SSF                      07/27/2007        6,600                4.59
SSF                      07/30/2007        3,300                4.60
SSF                      07/31/2007        10,300               4.75

                                           Number of Shares
Reporting Person         Date              Purchased / (Sold)   Price per Share
--------------------------------------------------------------------------------
SSF                      07/31/2007        10,000               4.80
JWS f/b/o client         08/02/2007        20,100               4.70
JWS f/b/o client         08/03/2007        5,400                4.75
JWS f/b/o client         08/03/2007        1,600                4.75
JWS f/b/o client         08/03/2007        10,700               4.73
JWS f/b/o client         08/06/2007        16,000               4.67
SSF                      08/07/2007        26,700               4.43
SSF                      08/07/2007        43,700               4.45
SSF                      08/07/2007        400                  4.34
JWS f/b/o client         08/07/2007        1,600                4.43
JWS f/b/o client         08/07/2007        2,600                4.45
JWS f/b/o client         08/07/2007        100                  4.34
SSF                      08/09/2007        11,200               4.30
SSF                      08/09/2007        2,700                4.22
JWS f/b/o client         08/09/2007        700                  4.30
JWS f/b/o client         08/09/2007        100                  4.22
SSF                      08/10/2007        64,800               4.20
JWS f/b/o client         08/10/2007        3,800                4.20
JWS f/b/o client         08/14/2007        15,400               4.14
SSF                      08/15/2007        39,900               4.14
JWS f/b/o client         08/15/2007        3,000                4.14
SSF                      08/16/2007        9,300                4.01
JWS f/b/o client         08/16/2007        700                  4.01
SSF                      08/17/2007        23,200               4.12
SSF                      08/17/2007        14,000               4.11
JWS f/b/o client         08/17/2007        1,800                4.12
JWS f/b/o client         08/17/2007        1,000                4.11
SSF                      08/20/2007        1,100                4.10
SSF                      08/20/2007        32,700               4.07
JWS f/b/o client         08/20/2007        2,400                4.07
JWS f/b/o client         08/20/2007        100                  4.10

                                           Number of Shares
Reporting Person         Date              Purchased / (Sold)   Price per Share
--------------------------------------------------------------------------------
SSF                      08/21/2007        22,700               4.09
JWS f/b/o client         08/21/2007        1,700                4.09
SSF                      08/22/2007        65,000               4.24
SSF                      08/22/2007        283,900              4.20
SSF                      08/22/2007        2,700                4.17
JWS f/b/o client         08/22/2007        4,800                4.24
JWS f/b/o client         08/22/2007        21,100               4.20
JWS f/b/o client         08/22/2007        200                  4.17


(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock reported herein; provided, however, that one JWS client (not a Reporting Person hereunder) owning 114,900 Common Stock of the Issuer has the right to receive any dividends paid by the Issuer and could terminate its investment advisory relationship with JWS and then subsequently direct the use of proceeds from the sale of the Common Stock owned by such client.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 23, 2007


                               J. & W. SELIGMAN & CO.INCORPORATED


                               By:  /s/ Thomas G. Rose
                                    -------------------------------------------
                                    Name:  Thomas G. Rose
                                    Title: CFO


                               SELIGMAN SPECTRUM FOCUS (MASTER) FUND

                               By:  /s/ Lawrence P. Vogel
                                    --------------------------------------------
                                    Name:  Lawrence P. Vogel
                                    Title: Authorized Person


                               WILLIAM C. MORRIS
                                    By Frank J. Nasta,
                                    as attorney-in-fact for William C. Morris

                                    /s/ Frank J. Nasta
                                    --------------------------------------------